Exhibit 99.1

Studio City International Holdings Limited Announces Unaudited Fourth Quarter 2025 Earnings

MACAU, Feb. 12, 2026 (GLOBE NEWSWIRE) — Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Total operating revenues for the fourth quarter of 2025 were US$160.3 million, compared with US$152.9 million in the fourth quarter of 2024. The increase was primarily attributable to better performance in mass market table games operations leading to an increase in revenue from casino contract and higher non-gaming revenues.

Studio City Casino generated gross gaming revenues of US$342.7 million and US$321.8 million for the fourth quarters of 2025 and 2024, respectively.

Mass market table games drop was US$931.7 million in the fourth quarter of 2025, compared with US$891.7 million in the fourth quarter of 2024 and hold percentage was 33.7% in the fourth quarter of 2025, compared with 32.1% in the fourth quarter of 2024.

Gaming machine handle for the fourth quarter of 2025 was US$935.8 million, compared with US$888.9 million in the fourth quarter of 2024 and win rate was 3.0% in the fourth quarter of 2025, compared with 3.3% in the fourth quarter of 2024.

As reported in the earnings release for the fourth quarter of 2024, Studio City has strategically repositioned itself to focus on the premium mass and mass operations, and VIP rolling chip operations at Studio City were transferred to City of Dreams in late October 2024.

Mocha Grand Dragon Hotel and Mocha Hotel Royal ceased operations during the fourth quarter of 2025, following which 108 gaming machines were re-allocated to Studio City by Melco Resorts (Macau) Limited, the gaming operator of the Studio City Casino (the “Gaming Operator”).

Revenue from casino contract was US$69.0 million for the fourth quarter of 2025, compared with US$63.6 million for the fourth quarter of 2024. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino which are deducted by the Gaming Operator.

Total gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino deducted from gross gaming revenues were US$273.7 million and US$258.2 million in the fourth quarters of 2025 and 2024, respectively.

Total non-gaming revenues at Studio City for the fourth quarter of 2025 were US$91.3 million, compared with US$89.3 million for the fourth quarter of 2024.

Operating income for the fourth quarter of 2025 was US$7.8 million, compared with US$3.1 million in the fourth quarter of 2024.

Studio City’s Adjusted EBITDA(1) was US$60.2 million in the fourth quarter of 2025, compared with US$56.7 million in the fourth quarter of 2024. The change was mainly attributable to higher revenue from casino contract and non-gaming revenues, partially offset by higher operating costs.

Net loss attributable to Studio City International Holdings Limited for the fourth quarter of 2025 was US$20.5 million, or US$0.11 per ADS, compared with US$27.7 million, or US$0.14 per ADS, in the fourth quarter of 2024. The net loss attributable to participation interest was US$1.9 million and US$2.6 million in the fourth quarters of 2025 and 2024, respectively.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2025 were US$30.8 million, which mainly included interest expense of US$30.4 million.

Depreciation and amortization costs of US$52.7 million were recorded in the fourth quarter of 2025, of which US$0.8 million was related to the amortization expense for the land use right.

Adjusted EBITDA for Studio City for the three months ended December 31, 2025 referred to in the earnings release of Melco Resorts & Entertainment Limited (“Melco Resorts”) dated February 12, 2026 (“Melco Resorts’ Earnings Release”) was US$26.4 million more than the Adjusted EBITDA of Studio City reported in this press release. Adjusted EBITDA of Studio City reported in this press release includes certain intercompany charges that are not included in Adjusted EBITDA for Studio City reported in Melco Resorts’ Earnings Release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City presented in Melco Resorts’ Earnings Release does not reflect certain gaming concession related costs and certain intercompany costs related to the gaming operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2025 aggregated to US$109.5 million (December 31, 2024: US$127.8 million), including US$0.1 million of restricted cash (December 31, 2024: US$0.1 million). Total debt, net of unamortized deferred financing costs and original issue premiums, at the end of the fourth quarter of 2025 was US$2.02 billion (December 31, 2024: US$2.16 billion), a reduction of US$31.0 million compared to total debt, net as of September 30, 2025. The reduction in total debt, net was primarily the result of the repayment of HK$247.0 million (equivalent to US$31.8 million) principal amount outstanding under the senior secured credit facility in November 2025.

Capital expenditures for the fourth quarter of 2025 were US$4.2 million.

Full Year Results

For the year ended December 31, 2025, Studio City International Holdings Limited reported total operating revenues of US$694.6 million, compared with US$639.1 million in the prior year. The increase in total operating revenues was primarily attributable to better performance in mass market operations, which led to an increase in revenue from casino contract and higher overall non-gaming revenues.

Operating income for 2025 was US$70.0 million, compared with US$38.1 million for 2024.

Studio City’s Adjusted EBITDA was US$284.5 million for the year ended December 31, 2025, compared with US$245.3 million for 2024. The change was mainly attributable to higher revenue from casino contract and non-gaming revenues, partially offset by higher operating costs.

Net loss attributable to Studio City International Holdings Limited for 2025 was US$58.8 million, or US$0.31 per ADS, compared with US$96.7 million, or US$0.50 per ADS for 2024. The net loss attributable to participation interest for 2025 was US$5.5 million, compared with US$9.1 million for 2024.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

1.

“Adjusted EBITDA” is defined as net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other and other non-operating income and expenses. Adjusted EBITDA, which is a non-GAAP financial measure, is presented as supplemental disclosure because management believes it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA to measure our operating performance and to compare our operating performance with those of our competitors.

The Company also presents Adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA should not be considered as an alternative to operating income/loss as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA does not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA as only one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA. Also, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

2.

“Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other and loss on extinguishment of debt, net of participation interest and taxes. Adjusted net income/loss, which is a non-GAAP financial measure, is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is majority owned by Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Operating revenues:
Revenue from casino contract	$68,976	$63,563	$305,946	$259,842
Rooms	43,037	42,921	168,011	160,721
Food and beverage	22,524	22,176	90,118	89,660
Entertainment	3,506	4,311	39,115	47,533
Services fee	15,994	14,371	68,265	59,529
Mall	5,143	4,522	19,202	18,289
Retail and other	1,101	999	3,909	3,571

Total operating revenues	160,281	152,863	694,566	639,145

Operating costs and expenses:
Costs related to casino contract	(9,265)	(8,781)	(38,494)	(34,704)
Rooms	(15,058)	(14,130)	(60,241)	(51,614)
Food and beverage	(20,168)	(20,844)	(79,306)	(80,081)
Entertainment	(4,256)	(7,179)	(38,430)	(46,500)
Mall	(1,920)	(1,980)	(7,726)	(7,336)
Retail and other	(613)	(592)	(2,433)	(2,306)
General and administrative	(48,823)	(42,618)	(183,387)	(171,271)
Pre-opening costs	(10)	22	(510)	(807)
Amortization of land use right	(831)	(832)	(3,316)	(3,314)
Depreciation and amortization	(51,897)	(51,934)	(208,700)	(201,746)
Property charges and other	333	(875)	(1,985)	(1,318)

Total operating costs and expenses	(152,508)	(149,743)	(624,528)	(600,997)

Operating income	7,773	3,120	70,038	38,148

Non-operating income (expenses):
Interest income	192	619	914	4,059
Interest expense	(30,399)	(32,372)	(126,266)	(133,594)
Other financing costs	(393)	(279)	(1,839)	(592)
Foreign exchange (losses) gains, net	(170)	(1,232)	462	(5,500)
Loss on extinguishment of debt	—	(17)	—	(1,000)

Total non-operating expenses, net	(30,770)	(33,281)	(126,729)	(136,627)

Loss before income tax	(22,997)	(30,161)	(56,691)	(98,479)
Income tax benefit (expense)	591	(199)	(7,606)	(7,352)

Net loss	(22,406)	(30,360)	(64,297)	(105,831)
Net loss attributable to participation interest	1,928	2,612	5,532	9,105

Net loss attributable to Studio City International Holdings Limited	$(20,478)	$(27,748)	$(58,765)	(96,726)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.027)	$(0.036)	$(0.076)	$(0.126)

Net loss attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(0.106)	$(0.144)	$(0.305)	$(0.502)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	770,352,700	770,352,700	770,352,700	770,352,700

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands, except share and per share data)

	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$109,401	$127,634
Accounts receivable, net	1,887	1,976
Receivables from affiliated companies	735	309
Inventories	8,727	7,306
Prepaid expenses and other current assets	10,740	29,140

Total current assets	131,490	166,365

Property and equipment, net	2,485,029	2,652,169
Long-term prepayments, deposits and other assets	69,141	52,504
Restricted cash	130	130
Operating lease right-of-use assets	11,571	11,647
Land use right, net	99,073	102,629

Total assets	$2,796,434	$2,985,444

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$6,401	$3,285
Accrued expenses and other current liabilities	91,438	118,117
Income tax payable	15,257	7,626
Current portion of long-term debt, net	—	21,597
Payables to affiliated companies	66,946	30,131

Total current liabilities	180,042	180,756

Long-term debt, net	2,024,569	2,141,750
Other long-term liabilities	6,290	4,115
Deferred tax liabilities, net	60	77
Operating lease liabilities, non-current	12,095	12,227

Total liabilities	2,223,056	2,338,925

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 shares issued and outstanding	77	77
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,477,359
Accumulated other comprehensive income	618	8,701
Accumulated losses	(1,954,174)	(1,895,409)

Total shareholders’ equity	523,887	590,735

Participation interest	49,491	55,784

Total shareholders’ equity and participation interest	573,378	646,519

Total liabilities, shareholders’ equity and participation interest	$2,796,434	$2,985,444

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to

Adjusted Net Loss Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Net loss attributable to Studio City International Holdings Limited	$(20,478)	$(27,748)	$(58,765)	$(96,726)
Pre-opening costs	10	(22)	510	807
Property charges and other	(333)	875	1,985	1,318
Loss on extinguishment of debt	—	17	—	1,000
Income tax impact on adjustments	118	(3)	(137)	(15)
Participation interest impact on adjustments	18	(75)	(203)	(269)

Adjusted net loss attributable to Studio City International Holdings Limited	$(20,665)	$(26,956)	$(56,610)	$(93,885)

Adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic and diluted	$(0.027)	$(0.035)	$(0.073)	$(0.122)

Adjusted net loss attributable to Studio City International Holdings Limited per ADS:
Basic and diluted	$(0.107)	$(0.140)	$(0.294)	$(0.487)

Weighted average Class A ordinary shares outstanding used in adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic and diluted	770,352,700	770,352,700	770,352,700	770,352,700

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Operating income	$7,773	$3,120	$70,038	$38,148
Pre-opening costs	10	(22)	510	807
Depreciation and amortization	52,728	52,766	212,016	205,060
Property charges and other	(333)	875	1,985	1,318

Adjusted EBITDA	$60,178	$56,739	$284,549	$245,333

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Net loss attributable to Studio City International Holdings Limited	$(20,478)	$(27,748)	$(58,765)	$(96,726)
Net loss attributable to participation interest	(1,928)	(2,612)	(5,532)	(9,105)

Net loss	(22,406)	(30,360)	(64,297)	(105,831)
Income tax (benefit) expense	(591)	199	7,606	7,352
Interest and other non-operating expenses, net	30,770	33,281	126,729	136,627
Depreciation and amortization	52,728	52,766	212,016	205,060
Property charges and other	(333)	875	1,985	1,318
Pre-opening costs	10	(22)	510	807

Adjusted EBITDA	$60,178	$56,739	$284,549	$245,333

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Room Statistics:
Average daily rate(3)	$174	$175	$171	$165
Occupancy per available room	98%	97%	98%	96%
Revenue per available room(4)	$169	$169	$167	$159

Other Information:
Average number of table games	253	253	253	251
Average number of gaming machines	851	797	775	709
Table games win per unit per day(5)	$13,505	$12,563	$13,635	$13,091
Gaming machines win per unit per day(6)	$362	$401	$451	$431

(3)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(5)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(6)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis